Exhibit 11
Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share was as follows for (Dollars in thousands, except per share amounts):

	Three Months Ended March 31,
	2011	2010
Net income available to common stockholders	$2,716	$3,659

Weighted average number of common shares outstanding	39,982,905	29,265,383
Effect of warrants	-	1,663,706
Effect of stock options	148,181	28,879
Weighted average diluted number of common shares outstanding	40,131,086	30,957,968

Basic earnings per share	$0.07	$0.13
Diluted earnings per share	$0.07	$0.12